Filed pursuant to Rule 433

Registration No. 333-132961

April 18, 2006

Pricing Term Sheet for 6.125% Senior Notes Due 2016

Issuer:	Health Management Associates, Inc.

Ratings:	A – (Negative) / A – (Stable) The notes are rated A- by Standard & Poor’s and A- by Fitch Ratings

Par Amount:	$400,000,000 aggregate principal amount of 6.125% Notes due 2016

Settlement Date:	April 21, 2006

Interest Accrual:	April 21, 2006

Maturity Date:	April 15, 2016

Benchmark Treasury:	UST 4.500% due February 2016

Treasury Yield:	4.972%

Re-offer Spread:	Variable Spread Reoffer

Coupon:	6.125%

Offering Price to Public:	Variable Price Reoffer

Purchase Price for Underwriters (%):	99.374%

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2006, to the registered holders of record thereof at the close of business on the immediately preceding April 1 and October 1

Redemption Provision:	Treasury Rate + 0.2%, where Treasury Rate has same meaning as defined in Prospectus under Optional Redemption

Bookrunners:	Citigroup, Merrill Lynch & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or 1-866-500-5408.

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